UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, September 10, 2025

Ref. Note CNV: CPSA-GG-N-0320/25-AL

Att:

Comisión Nacional de Valores (CNV)

25 de Mayo 175

City of Buenos Aires

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

City of Buenos Aires

A3 Mercados S.A.

Paraguay 777

Rosario, Santa Fe

Present

From my consideration:

Ref.: CEPU-CPR merger. Relevant Fact.

I am hereby writing to you, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the "Company" or "CEPU"), in relation to the merger operation (the "Merger") between the Company and CP Renovables S.A. ("CPR") authorized by the Extraordinary General Shareholders' Meetings of CEPU and CPR on May 22, 2025, which was informed to the investing public by the Company through a Significant Event dated 05/22/25, uploaded to the CNV's Financial Information Highway under ID No. 3366211, published on that date in the Daily Bulletin of Bolsas y Mercados Argentinos S.A. and in the Electronic Bulletin of A3 Mercados S.A., in order to inform that the administrative conformities corresponding to the Merger have been obtained, including the authorization of the National Securities Commission (the "CNV") granted by means of Board of Directors Resolution RESFC-2025-23262-APN-DIR#CNV dated September 10, 2025.

Likewise, investors are informed that, in accordance with the terms of the definitive merger agreement signed on June 17, 2025 between CEPU and CPR (the "Definitive Merger Agreement"), October 1, 2025 has been established as the "Effective Merger Date" as this term is defined in the Definitive Merger Agreement. By virtue of this, on that date CEPU will receive the entire assets of CPR, which in turn will be dissolved without being liquidated.

Leonardo Marinaro

Market Relations Manager

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 10, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact